Exhibit 99(x)
[Newspaper Advertisement Published in Iowa Newspapers on August 27, 1996]

                            Here are some questions
                                IES shareholders
                                should be asking

IES hasn't told its shareholders the whole story about the Wisconsin deal they're trying to push through.
If you're an IES shareholder, you should ask for answers to these questions:

1. Why didn't IES tell its shareholders it had a better offer from MidAmerican Energy back in October 1995 before it agreed to sell out to a Wisconsin company at a price considerably less than what the company is worth? Now, they're again rejecting our superior offer.

2. Why did the IES Board twice vote for deals reducing dividends for IES shareholders, and only sweetened the deal when MidAmerican came along with its higher-value proposal? And if IES gets a go-ahead for the Wisconsin deal, what will happen to your dividend then?

3. Why is IES glossing over the complexity of the Wisconsin deal? After 10 months, a corporate structure has yet to be defined! Is the Wisconsin merger so complex that IES will have to become a Wisconsin corporation and a Wisconsin water utility?

4. Why does IES continue to reject MidAmerican's merger proposal? You should also ask why the IES Board of Directors, at a meeting held just last week, approved additional increases to the "Golden Parachutes" totaling $1.3 million in salaries and benefits for certain IES executives?
Just whose money is that anyway?

Shareholders, don't let IES rush you into their Wisconsin deal without answering these questions. Because the answers will affect you and your financial future.

                        Vote AGAINST the Wisconsin Deal
IES shareholders have been sent proxy materials, including a BLUE proxy, by MidAmerican Energy. Check the "Against" box; sign, date and mail the BLUE proxy as soon as possible. We urge you not to return any green or white proxies sent to you by IES. If you have already returned your IES proxy, we urge you to change your vote and vote AGAINST the Wisconsin deal by sending in the BLUE proxy. Only the latest-dated proxy will count. For more information about MidAmerican's merger proposal, call this toll-free number:

                        1-888-PRO-IOWA (1-888-776-4692)

[MidAmerican Energy logo]

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and other materials are incorporated herein by reference.